HeadHunter Group PLC

Dositheou 42,

Strovolos, 2028, Nicosia

Cyprus

May 6, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Gregory Dundas
Kathleen Krebs
Joseph Cascarano
Robert Littlepage

Re:	HeadHunter Group PLC

Registration Statement on Form F-1 (File No. 333-224065)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-224065) (the “Registration Statement”) of HeadHunter Group PLC (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 8, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins (London) LLP, by calling David Boles at +44.20.7710.1872.

[Signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

HeadHunter Group PLC

By:	/s/ Mikhail Zhukov
Name: Mikhail Zhukov
Title: Chief Executive Officer

cc:	(via email)

Gregory Moiseev, HeadHunter Group PLC

David Stewart, Esq., Latham & Watkins LLP

David Boles, Esq., Latham & Watkins (London) LLP

Darina Lozovsky, White & Case LLP